================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 ---------------

                                SCHEDULE 13E-3/A
                        Rule 13e-3 Transaction Statement
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
                                (Amendment No. 1)

                                 ---------------

                              COMAIR HOLDINGS, INC.
                                (Name of Issuer)

                                 ---------------

                              COMAIR HOLDINGS, INC.
                              DELTA AIR LINES, INC.
                         DELTA AIR LINES HOLDINGS, INC.
                               KENTUCKY SUB, INC.
                      (Name of Person(s) Filing Statement)

                                 ---------------

                           Common Stock, No Par Value
                         (Title of Class of Securities)

                                 ---------------

                                   199789 10 8
                      (CUSIP Number of Class of Securities)

                                 ---------------


           Robert S. Harkey, Esq.                      Randy D. Rademacher
  Senior Vice President - General Counsel           Senior Vice President and
           Delta Air Lines, Inc.                     Chief Financial Officer
  Hartsfield Atlanta International Airport            Comair Holdings, Inc.
           Atlanta, Georgia 30320                        P.O. Box 75021
               (404) 715-2387                            (606) 767-2550



   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                 ---------------
                                 With Copies to:

  Joseph Rinaldi, Esq.        Peter D. Lyons, Esq.       Richard D. Siegel, Esq.
  Davis Polk & Wardwell        Shearman & Sterling         Keating, Muething &
  450 Lexington Avenue        599 Lexington Avenue            Klekamp P.L.L.
New York, New York 10017    New York, New York 10022      1800 Provident Tower
     (212) 450-4000              (212) 848-4000          One East Fourth Street
                                                         Cincinnati, Ohio 45202
                                                               (513) 579-6400

This statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule
        13e-3(c) under the Securities Exchange Act of 1934.
b. [ ]  The filing of a registration statement under the Securities Act of 1933.
c. [ ]  A tender offer.
d. [ ]  None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]


================================================================================

                                  INTRODUCTION

     This Amendment No.1 amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") filed by Comair Holdings, Inc., a Kentucky corporation ("Comair"), Delta Air Lines, Inc., a Delaware corporation ("Delta"), Kentucky Sub, Inc., a Kentucky corporation ("Kentucky Sub") and an indirect, wholly owned subsidiary of Delta, and Delta Air Lines Holdings, Inc., a Delaware corporation ("Delta Holdings") and a direct wholly owned subsidiary of Delta, pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder, in connection with the Preliminary Information Statement on Schedule 14C filed by Comair with the Securities and Exchange Commission (the "SEC") on November 16, 1999 (the "Preliminary Information Statement"), and the Definitive Information Statement on Schedule 14C filed by Comair with the SEC on the date hereof, in each case relating to the special meeting of Comair shareholders to be conducted on January 11, 2000. At the special meeting, Comair shareholders will vote to approve the merger of Kentucky Sub with and into Comair pursuant to the terms of the Agreement and Plan of Merger dated as of October 17, 1999, and amended as of November 10, 1999, among Delta, Kentucky Sub and Comair.

     Please note that all cross references in the Schedule 13E-3 to the Preliminary Information Statement should now be deemed to be cross references to the Definitive Information Statement, which is being filed by Comair on the date hereof.

Item 1.  Issuer and Class of Security Subject to the Transaction

     Item 1 is hereby amended and supplemented by deleting paragraph (b) thereof and replacing it in its entirety with the following paragraph:

     "(b) The exact title of the class of equity securities that are the subject of the transaction is the common stock, no par value, of Comair (the "Shares"). As of December 7, 1999, there were 95,526,431 Shares issued and outstanding and approximately 1460 holders of record of Shares."

Item 17.    Material to Be Filed as Exhibits

     Item 17 is hereby amended and supplemented as follows:

(a)(2) Credit Agreement dated as of November 22, 1999, among Delta, the banks party thereto, Commerzbank AG and Industrial Bank of Japan, Limited, each in its capacity as co- documentation agent, Citibank N.A., in its capacity as syndication agent, and The Chase Manhattan Bank, in its capacity as administrative agent.
(d)(10) Definitive Information Statement filed by Comair with the SEC on the date hereof, which is hereby incorporated by reference.

     After due inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

December 9, 1999


                                  COMAIR HOLDINGS, INC.


                                  By: /s/ Randy D. Rademacher
                                      --------------------------------------
                                   Name:  Randy D. Rademacher
                                   Title: Senior Vice President Finance and
                                          Chief Financial Officer


                                  DELTA AIR LINES, INC.


                                  By: /s/ M. Michele Burns
                                      --------------------------------------
                                   Name:  M. Michele Burns
                                   Title: Vice President and Treasurer


                                  DELTA AIR LINES HOLDINGS, INC.


                                  By: /s/ Leslie P. Klemperer
                                      --------------------------------------
                                   Name:  Leslie P. Klemperer
                                   Title: Vice President and Secretary


                                  KENTUCKY SUB, INC.


                                  By: /s/ Dean C. Arvidson
                                      --------------------------------------
                                   Name:  Dean C. Arvidson
                                   Title: Secretary

                                  EXHIBIT INDEX


(a)(2) Credit Agreement dated as of November 22, 1999, among Delta, the banks party thereto, Commerzbank AG and Industrial Bank of Japan, Limited, each in its capacity as co-documentation agent, Citibank N.A., in its capacity as syndication agent, and The Chase Manhattan Bank, in its capacity as administrative agent.

(d)(10) Definitive Information Statement filed by Comair with the SEC on the date hereof, which is hereby incorporated by reference.